

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

June 24, 2016

<u>Via E-mail</u>
Mr. Timothy Salvemini
Chief Financial Officer
Global Net Lease, Inc.
405 Park Ave., 14th Floor
New York, NY 10022

> **Re: Global Net Lease, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-37390**

Dear Mr. Salvemini:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2015</u>

<u>Financial Statements</u>

<u>Note 8 – Derivatives and Hedging Activities, page F-27</u>

1. We note you have recorded $5.1 million of hedge ineffectiveness in earnings during 2015. Please tell us how you considered the hedge ineffectiveness in your determination that your hedges are highly effective. Within your response, please reference the authoritative accounting literature management relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & -
   Commodities